EXHIBIT 99.18
                                                                   -------------


                             [GREENBRIAR LETTERHEAD]








                                January 13, 2001



LSOF Pooled Equity, L.P.
600 N. Pearl Street, Suite 1550
Dallas, Texas  75201

Attn:  J.D. Bell, Vice President

Gentlemen:

                  Pursuant to Section 6.3 of the Certificate of Voting Powers, Designations, Preferences, and Relative, Participating, Optional or other Special Rights of Series G Senior Convertible Preferred Stock of Greenbriar Corporation (the "Designation"), the 444,854 shares of Series G Senior Convertible Preferred Stock owned by you have been converted into 254,202 shares of common stock, par value $0.01 per share of Greenbriar Corporation, which conversion is based upon a conversion price of $17.50 per share of common stock.

                  A Certificate representing the common shares dated the date hereof is enclosed. Certificates representing the preferred shares have been cancelled on the stock records of Greenbriar Corporation, and the preferred stock certificates will be stamped cancelled.

                  Pursuant to the Agreement dated December 31, 1997, Greenbriar has computed the Make Whole Amount resulting from the conversion to be the sum of $6,550,768. Greenbriar cannot currently make payment of this amount but intends to do so pursuant to the provisions of our letter agreement dated January 31, 2000 and as permitted by Section 78.288 of the Nevada Revised Statutes.

Very truly yours,

/s/ Gene S. Bertcher

Gene S. Bertcher
Executive Vice President